Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

EMRISE CORPORATION,

CXR ANDERSON JACOBSON S.A.S.,

and

CARMINE T. AND GEORGEANN OLIVA

dated as of

February 18, 2016

Page

i

(continued)
Page

ii

(continued)
Page

Exhibit A – Promissory Note

Schedule 2.03(a) – Net Working Capital Illustration
Schedule 2.03(b) – Estimated Closing Statement
Schedule 3.02(b) – Required Consents
Schedule 6.02 – Director and Officer Indemnification and Insurance Agreements

iii

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of February 18, 2016, is entered into among EMRISE Corporation, a Delaware corporation (“Seller”), CXR Anderson Jacobson S.A.S., a simplified joint stock company (“société par actions simplifiée”) organized under the laws of France whose registered office is rue de l’Ornette - 28410 Abondant - France, registered with the Registry of Commerce and Companies of Chartres under single identification number 785 754 706 (the “Company”), and Carmine T. and Georgeann Oliva (collectively, “Buyer”).

RECITALS

WHEREAS, Seller owns all of the 90,000 issued and outstanding shares, par value of EUR 15 each (the “Shares”), of the Company; and

WHEREAS, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, the Shares, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I
DEFINITIONS

The following terms have the meanings specified or referred to in this ARTICLE I:

“Additional Cap” has the meaning set forth in Section 7.04(a) of this Agreement.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Exchange Rate” means an exchange rate of 1.1142 to convert EUR into Dollars.

“Assumed Debt” means the Company’s obligations under the Innovation Loan and Factoring Agreement.

“Balance Sheet Date” has the meaning set forth in Section 4.06.

“Benefit Plan” has the meaning set forth in Section 4.14(a) of this Agreement.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York City are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Benefit Plans” has the meaning set forth in Section 6.01(b) of this Agreement.

“Claim Notice” has the meaning set forth in Section 7.05(c) of this Agreement.

“Claim Dispute Notice” has the meaning set forth in Section 7.05(c) of this Agreement.

“Closing” has the meaning set forth in Section 3.01.

“Closing Cash Payment” means Five Hundred Sixty-Four Thousand EUR (€564,000).

“Closing Date” has the meaning set forth in Section 3.01.

“Closing Net Working Capital” means Net Working Capital as of the Closing, as finally determined by the Parties or the Independent Accountants in accordance with Section 2.03 of this Agreement.

“Closing Statement” has the meaning set forth in Section 2.03(b)(i) of this Agreement.

“Collective Bargaining Agreements” has the meaning set forth in Section 4.15(a) of this Agreement.

“Company” has the meaning set forth in the preamble.

“Company Continuing Employee” has the meaning set forth in Section 6.01(a) of this Agreement.

“Company Intellectual Property” has the meaning set forth in Section 4.10(b) of this Agreement.

“Data Room” means the electronic documentation site utilized by the Company in providing due diligence information and materials to Buyer and its representatives in connection with the transactions contemplated hereby, as well as all documents provided to Buyer and its representatives in response to Buyer’s legal due diligence requests.

“Direct Claim” has the meaning set forth in Section 7.05(c) of this Agreement.

“Disclosure Schedules” means the Disclosure Schedules delivered by Seller and Buyer concurrently with the execution and delivery of this Agreement.

“Disputed Amounts” has the meaning set forth in Section 2.03(c)(iii) of this Agreement.

“Dollars” or “$” means the lawful currency of the United States.

“Employees” means those Persons employed by the Company immediately prior to the Closing.

“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, easement, encroachment or other similar encumbrance.

“Environmental Claim” means any action, suit, claim, investigation or other legal proceeding by any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“Estimated Closing Working Capital” has the meaning set forth in Section 2.03(a)(i) of this Agreement.

“Estimated Factoring Debt” has the meaning set forth in Section 2.03(a)(ii) of this Agreement.

“Estimated Innovation Debt” has the meaning set forth in Section 2.03(a)(iii) of this Agreement.

“Estimated Pension Liabilities” has the meaning set forth in Section 2.03(a)(iv) of this Agreement.

“EUR” or “€” means lawful currency of the Eurozone economic and monetary union.

“Factoring Adjustment” has the meaning set forth in Section 2.03(b)(iii) of this Agreement.

“Factoring Agreement” means that certain Factoring Agreement, dated September 20, 2010, by and between the Company and Factocic S.A.

“Final Factoring Debt” has the meaning set forth in Section 2.03(b)(iii) of this Agreement.

“Final Innovation Debt” has the meaning set forth in Section 2.03(b)(iv) of this Agreement.

“Final Pension Liabilities” has the meaning set forth in Section 2.03(b)(v) of this Agreement.

“Financial Statements” has the meaning set forth in Section 4.06 of this Agreement.

“GAAP” means French generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any federal, state, local, European, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means: (a) any material, substance, chemical, waste, fumes, product, derivative, compound, mixture, solid, liquid, mineral or gas, or other radioactive or toxic substance, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“Indebtedness” means, without duplication, any liability or obligation of a Person for any amount owed in respect of (i) borrowed money, (ii) capitalized lease obligations, (iii) obligations for the reimbursement of any obligor for amounts drawn on any letter of credit, banker’s acceptance or similar transaction, (iv) obligations for the deferred purchase price of property or services (other than current liabilities for such property or services incurred in the ordinary course of business, but including milestone payments and other types of earnouts or contingent payments due for the acquisition of capital stock or assets of another Person), or (v) any obligations with respect to any factoring programs; provided, however, that notwithstanding the foregoing, Indebtedness shall not be deemed to include any accounts payable recorded as a current liability and incurred in the ordinary course of business, or any obligations under undrawn letters of credit.

“Indemnification Cap” has the meaning set forth in Section 7.04(a) of this Agreement.

“Indemnified Party” has the meaning set forth in Section 7.04 of this Agreement.

“Indemnifying Party” has the meaning set forth in Section 7.04 of this Agreement.

“Independent Accountants” has the meaning set forth in Section 2.03(c)(iii) of this Agreement.

“Innovation Adjustment” has the meaning set forth in Section 2.03(b)(iv) of this Agreement.

“Innovation Loan” means that certain Innovation Loan by and between the Company and BPIFrance dated March 3, 2014 in the principal amount of 200,000 EUR.

“Intellectual Property” has the meaning set forth in Section 4.10(a) of this Agreement.

“Intercompany Indebtedness” means intercompany loans, accounts and balances by and between Seller and the Company.

“Knowledge of Seller” or “Seller’s Knowledge” or any other similar knowledge qualification, means the actual knowledge of Pierre Eybraly, Didier Ana and Timothy Blades, and the knowledge such individuals would have after reasonably inquiry of the Company’s books, records, assets and operations; provided, however, that the knowledge of Didier Ana shall only be considered for purposes of Sections 4.10 and 4.18.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

 “Losses” means actual losses, damages, liabilities, costs, judgements, and expenses including reasonable attorneys’ and accountants’ fees, and related taxes and penalties.

“Material Adverse Effect” means any event, circumstance, omission, fact, condition, change, occurrence or effect that, individually or in the aggregate with all other events, circumstances, omissions, facts, conditions, changes, occurrences or effects:  (a) has or could reasonably be expected to have in the future a material and adverse effect upon the assets, liabilities, operations,  business, condition (financial or otherwise) or results of operations of the Company; or (b) that could reasonably be expected to prevent or materially delay or impair the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any changes in applicable Laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (vi) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; (vii) any natural or man-made disaster or acts of God; or (viii) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded).

“Material Contracts” has the meaning set forth in Section 4.08 of this Agreement.

“Net Working Capital” means, with respect to the Company, current assets (including cash) less current liabilities of the Company, but excluding the Assumed Debt and Pension Liabilities, determined in accordance with GAAP.

“Net Working Capital Target” means  €2,956,317.

“Parties” means Seller and Buyer.

“Pension Adjustment” has the meaning set forth in Section 2.03(b)(v) of this Agreement.

“Pension Liabilities” means all liabilities of the Company owed to former and current employees of the Company under the Collective Bargaining Agreements, as calculated by Optimind Winter, an independent actuarial expert.

“Permits” means all permits, licenses, franchises, approvals, authorizations, and consents required to be obtained from Governmental Authorities.

“Permitted Encumbrances” has the meaning set forth in Section 4.09(a) of this Agreement.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Post-Closing Working Capital Adjustment” has the meaning set forth in Section 2.03(b)(ii) of this Agreement.

“Promissory Note” means that certain promissory note in the amount of Four Hundred and Fifty Thousand EUR (€450,000) in the form attached hereto as Exhibit A.

“Purchase Price” has the meaning set forth in Section 2.02 of this Agreement.

“Real Estate Losses” has the meaning set forth in Section 7.04(a) of this Agreement.

“Real Property” means the real property owned, leased or subleased by the Company, together with all buildings, structures and facilities located thereon.

“Registrar” means the Company in its capacity as registrar of its own shares.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Resolution Period” has the meaning set forth in Section 2.03(c)(ii) of this Agreement.

“Review Period” has the meaning set forth in Section 2.03(c)(i) of this Agreement.

“Seller” has the meaning set forth in the preamble.

“Set-Off Amount” has the meaning set forth in Section 7.05(d) of this Agreement.

“Shares” has the meaning set forth in the preamble.

“Statement of Objections” has the meaning set forth in Section 2.03(c)(ii) of this Agreement.

“Tax” or “Taxes” means all federal, state, local, European, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, social security contribution, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third-Party Claim” has the meaning set forth in Section 7.05(a) of this Agreement.

ARTICLE II
PURCHASE AND SALE

Section 2.01.  Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell to Buyer, and Buyer shall purchase from Seller, the Shares for the consideration specified in Section 2.02 of this Agreement.

Section 2.02.  Purchase Price. The aggregate purchase price for the Shares shall be equal to One Million Fourteen Thousand EUR (€1,014,000), consisting of the Closing Cash Payment plus the Promissory Note, subject to adjustment pursuant to Section 2.03 of this Agreement (as so adjusted, the “Purchase Price”).

Section 2.03.  Purchase Price Adjustments.

(a)           Closing Date Adjustments.

(i)           On the Closing Date, Seller and Buyer shall agree upon a good faith estimate of Net Working Capital as of the Closing (the “Estimated Closing Working Capital”), based on the definition of Net Working Capital contained herein and consistent with Schedule 2.03(a) hereto. If the Estimated Closing Working Capital is greater than the Net Working Capital Target, the Closing Cash Payment shall be increased by such difference at Closing. If the Estimated Closing Working Capital is less than the Net Working Capital Target, the Closing Cash Payment shall be reduced by such difference at Closing.

(ii)           On the Closing Date, Seller and Buyer shall agree upon a good faith estimate of the aggregate principal amount and accrued interest under the Factoring Agreement as of the Closing (the “Estimated Factoring Debt”).  If the Estimated Factoring Debt is less than 450,000 EUR, the Closing Cash Payment shall be increased by such difference at Closing. If the Estimated Factoring Debt is greater than 450,000 EUR, the Closing Cash Payment shall be reduced by such difference at Closing.

(iii)           On the Closing Date, Seller and Buyer shall agree upon a good faith estimate of the aggregate principal amount and accrued interest under the Innovation Loan as of the Closing (the “Estimated Innovation Debt”).  If the Estimated Innovation Debt is greater than 200,000 EUR, the Closing Cash Payment shall be reduced by such difference at Closing.

(iv)           On the Closing Date, Seller and Buyer shall agree upon a good faith estimate of the aggregate amount of the Pension Liabilities as of the Closing (the “Estimated Pension Liabilities”). If the Estimated Pension Liabilities are greater than 436,000 EUR, the Closing Cash Payment shall be reduced by such difference. If the Estimated Pension Liabilities is less than 436,000 EUR, the Closing Cash Payment shall be increased by such difference at Closing.

(v)           On the Closing Date, Seller and Buyer shall have executed a closing statement attached as Schedule 2.03(b) hereto, setting forth the Estimated Closing Working Capital, the Estimated Factoring Debt, the Estimated Innovation Debt, the Estimated Pension Liabilities, any adjustments made to the Closing Cash Payment as set forth in this Section 2.03(a), and the amount to be delivered to Seller by Buyer in accordance with Section 3.02(a)(i) as converted from EUR to Dollars.

(b)           Post-Closing Adjustments.

(i)           As promptly as practicable, but in no event later than sixty (60) calendar days following the Closing Date, Buyer shall prepare and deliver to Seller an unaudited statement (the “Closing Statement”), which statement shall contain an unaudited balance sheet of the Company as of the Closing Date (without giving effect to the transactions contemplated herein), and be prepared in accordance with GAAP and the Company’s past accounting rules and practices as shown in the Company’s previous financial statements over the three (3) most recent fiscal years and delivered to Buyer, setting forth: (A) a calculation of Net Working Capital as of the Closing, based on the definition of Net Working Capital contained herein and consistent with Schedule 2.03(a) hereto, (B) the aggregate principal amount and accrued interest under the Factoring Agreement as of the Closing, (C) the aggregate principal amount and accrued interest under the Innovation Loan as of the Closing, (D) the aggregate amount of the Pension Liabilities as of the Closing, and (E) if applicable, the Purchase Price as adjusted pursuant to this Section 2.03(b).

(ii)           A post-closing adjustment shall be made in an amount equal to the Closing Net Working Capital minus the Estimated Closing Working Capital (the “Post-Closing Working Capital Adjustment”). If the Post-Closing Working Capital Adjustment is a positive number, the Purchase Price shall be increased by the amount of the Post-Closing Working Capital Adjustment. If the Post-Closing Working Capital Adjustment is a negative number, the Purchase Price shall be reduced by the amount of the Post-Closing Working Capital Adjustment (expressed as a positive number).

(iii)           A post-closing adjustment shall be made in an amount equal to the aggregate principal amount and accrued interest under the Factoring Agreement as of the Closing Date, as finally determined in accordance with Section 2.03(c) (the “Final Factoring Debt”), minus the Estimated Factoring Debt (the “Factoring Adjustment”).  If the Factoring Adjustment is a positive number, the Purchase Price shall be reduced by the amount of the Factoring Adjustment. If the Factoring Adjustment is a negative number, the Purchase Price shall be increased by the amount of the Factoring Adjustment (expressed as a positive number).

(iv)           A post-closing adjustment shall be made in an amount equal to the aggregate principal amount and accrued interest under the Innovation Loan as of the Closing Date, as finally determined in accordance with Section 2.03(c) (the “Final Innovation Debt”), minus the Estimated Innovation Debt (the “Innovation Adjustment”).  If the Innovation Adjustment is a positive number, the Purchase Price shall be reduced by the amount of the Innovation Adjustment.

(v)           A post-closing adjustment shall be made in an amount equal to the aggregate amount of the Pension Liabilities as of the Closing Date, as finally determined in accordance with Section 2.03(c) (the “Final Pension Liabilities”), minus the Estimated Pension Liabilities (the “Pension Adjustment”).  If the Pension Adjustment is a positive number, the Purchase Price shall be reduced by the amount of the Pension Adjustment. If the Pension Adjustment is a negative number, the Purchase Price shall be increased by the amount of the Pension Adjustment (expressed as a positive number).

(vi)           In the event the Purchase Price is increased as a result of the adjustments made in this Section 2.03(b), Buyer shall promptly, and in any event within five calendar days after the Closing Statement is finally determined in accordance with Section 2.03(c), pay Seller the difference by wire transfer in immediately available funds to the account specified by Seller in equivalent Dollars using the Applicable Exchange Rate.  In the event the Purchase Price is reduced as a result of the adjustments made in this Section 2.03(b), Seller shall promptly, and in any event within five calendar days after the Closing Statement is finally determined in accordance with Section 2.03(c), pay Buyer the difference by wire transfer in immediately available funds to the account specified by Buyer in equivalent Dollars using the Applicable Exchange Rate; provided, however, in the event that Buyer does not receive such payment owed to it pursuant to this Section 2.03 (if any) within such time period set forth in this Section 2.03(b), then Buyer shall have the right to set-off such amounts against the Promissory Note and such set-off pursuant to this Section 2.03(b) shall not count towards the Set-Off Amount.

(c)           Examination and Review.

(i)           Examination. After receipt of the Closing Statement, Seller shall have 30 days (the “Review Period”) to review the Closing Statement. During the Review Period, during normal business hours and upon reasonable advance notice, Seller and Seller’s Representatives shall have full access to the books and records of the Company, the personnel of, and work papers prepared by, Buyer and/or Buyer’s Representatives to the extent that they relate to the Closing Statement and to such historical financial information (to the extent in Buyer’s possession) relating to the Closing Statement as Seller may reasonably request for the purpose of reviewing the Closing Statement and, if necessary, preparing a Statement of Objections (defined below).

(ii)           Objection. On or prior to the last day of the Review Period, Seller may object to the Closing Statement by delivering to Buyer a written statement setting forth Seller’s objections in reasonable detail, indicating each disputed item or amount and the basis for Seller’s disagreement therewith (the “Statement of Objections”). If Seller fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Statement and the adjustments (if any) to the Purchase Price reflected in the Closing Statement shall be deemed to have been accepted by Seller. If Seller delivers the Statement of Objections before the expiration of the Review Period, Buyer and Seller shall negotiate in good faith to resolve such objections within 30 days after Buyer’s receipt of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Closing Statement and the adjustments (if any) to the Purchase Price reflected in the Closing Statement, with such changes as may have been previously agreed in writing by Buyer and Seller, shall be final and binding.

(iii)           Resolution of Disputes. If Seller and Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to the office of Grant Thornton LLP in France, and in the event that Grant Thornton LLP is unable or unwilling to serve, then to an impartial regionally recognized French firm of independent certified public accountants mutually agreed upon in good faith by Buyer and Seller (the “Independent Accountants”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Purchase Price and the Closing Statement. The Parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountants shall only decide the specific items under dispute by the Parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Statement and the Statement of Objections, respectively.

(iv)           Determination by Independent Accountants. The Independent Accountants shall make a determination as soon as practicable within 30 days (or such other time as the Parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Statement and/or the Purchase Price, which shall be set forth in a written statement, shall be final, conclusive and binding upon the Parties hereto.

(v)           Fees of Independent Accountants. The fees and expenses of the Independent Accountants shall be paid one-half by Buyer and one-half by Seller.

(d)           Adjustments for Tax Purposes. Any payments made pursuant to this section shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by Law.

ARTICLE III
CLOSING

Section 3.01.  Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Shares contemplated hereby shall take place at a closing (the “Closing”) to be held on the date hereof (the “Closing Date”) via the electronic exchange of documents and signatures. The Parties hereto acknowledge and agree that (i) all proceedings at the Closing shall be deemed to have been taken and executed simultaneously, and no proceeding shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered, and (ii) the Closing shall be deemed to have taken place at the offices of Olshan Frome Wolosky LLP, located at 65 East 55th Street, New York, New York 10022, effective as of 11:59 p.m. prevailing Eastern time on the Closing Date.

Section 3.02.  Transactions to be Effected at the Closing.

(a)	At the Closing, Buyer shall:

(i)           deliver to Seller the Closing Cash Payment, as increased or decreased by the adjustments set forth in Section 2.03(a) hereto, which amount shall be set forth in the closing statement attached as Schedule 2.03(b) hereto, by wire transfer of immediately available funds to such account or accounts as Seller has designated in writing to Buyer prior to the date hereof; provided, that Buyer shall make such payment in equivalent Dollars using the Applicable Exchange Rate;

(ii)           deliver to Seller:

(A)           a duly executed Promissory Note;

(B)           a list of officers to be appointed to the Company at the Closing; and

(C)           such other documents, instruments and agreements as the Seller may reasonably request; and

(iii)           execute any and all documentation required, if any, by the lenders of the Assumed Debt to consummate the transactions contemplated by this Agreement.

(b)	At the Closing, Seller shall deliver to Buyer:

(i)           duly completed and signed stock transfer forms (“ordres de mouvement”), effecting the transfer of ownership of all the Shares to Buyer;

(ii)           a duly completed and signed tax form “Cerfa n°2759” (“formulaire cerfa n°2759”), relating to the transfer of ownership of all the Shares to Buyer;

(iii)           the register of share transfers (“registre des mouvements de titres”) and the shareholder accounts (“comptes d’actionnaires”);

(iv)           copies of the by-laws of the Company and all original minutes of the shareholders’ meetings as well as all other corporate resolutions as prescribed by French Law that are in the Seller’s or Company’s possession;

(v)           a certificate signed by an authorized officer of Seller certifying as to the resolutions duly adopted by the Board of Directors of Seller authorizing the execution and delivery of this Agreement by Seller and the performance by Seller of the transactions contemplated hereby;

(vi)           copies of the consents set forth on Schedule 3.02(b) hereto, including the consent required by the Innovation Loan;

(vii)           original letters of resignation, in forms reasonably acceptable to Buyer, of the Company’s Chief Executive Officer and all other directors and officers ("mandataires sociaux") from their corporate and director duties, effective as of the Closing, which letters shall incorporate an acknowledgement that each such person waives any right to make a claim or bring an action in respect to the termination of his or her office and that no sums are owed to him or her by the Company as at the Closing Date;

(viii)           documentation relating to the appointment of replacement directors and officers of the Company effective as of the Closing that are nominated by Buyer; provided, that Seller receive prior notice from Buyer in a timely manner of all relevant information required thereof;

(ix)           evidence reasonably satisfactory to Buyer that all Indebtedness of the Company, including all Intercompany Indebtedness, has been repaid at the Closing, other than the Assumed Debt; provided, that, for the avoidance of doubt, any current liabilities reflected in the Company’s balance sheet as of January 31, 2016 relating to customer letters of credit shall not constitute Indebtedness;

(x)           evidence reasonably satisfactory to Buyer of the termination of (a) the Trademark License Agreement between the Company and Seller dated January 1, 2009 and (b) the Management Services Agreement between the Company and Seller (f/k/a CXR Corporation) dated July 1, 1994.

(xi)           duly completed and signed letters (“Information sur la cession à l’attention des salariés en application de la Loi 2014-856 du 31 juillet 2014, du Décret 2014-154 du 28 octobre 2014 et de la loi 2015-990 du 6 août 2015 (loi « Macron »)” from all Employees; and

(xii)           such other duly completed documents, instruments and agreements as the Buyer may reasonably request.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules, Seller represents and warrants to Buyer that the statements contained in this ARTICLE IV are true and correct as of the date hereof (provided that any fact or item disclosed in the Disclosure Schedules with respect to one representation or warranty shall be deemed to be disclosed with respect to each other representation or warranty in this Agreement to which its applicability is readily apparent from the face of the disclosure).

Section 4.01.  Organization and Authority of Seller.

(a)           Seller has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Seller of this Agreement, the performance by Seller of its obligations hereunder and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.02.  Organization, Authority and Qualification of the Company.

(a)           The Company is a simplified joint stock company (“société par actions simplifiée”) duly organized, validly existing and in good standing under the Laws of France, and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. Except as set forth in Section 4.02 of the Disclosure Schedules, all corporate and shareholder actions taken by the Company in connection with this Agreement have been duly authorized on or prior to the Closing.

(b)           Except as set forth in Section 4.02 of the Disclosure Schedules, (i) the Company’s registration certificate issued by the Registry of Trade and Commerce of Chartres (the “K-bis”) is current and there are no legal proceedings pending related to the K-bis; (ii) the Company’s By-Laws and general meeting minutes of the Company, made available to Buyer by Seller since January 1, 2013, are accurate and complete in all material respects and are currently at the Company’s head office; and (iii) no action is currently pending for the appointment of an official administrator or a management controller or for the suspension of creditors’ proceedings.

Section 4.03.  Capitalization.

(a)           The authorized capital stock of the Company consists of ninety thousand (90,000) shares of the Company, with a par value of EUR 15 each, of which all shares are issued and outstanding and constitute the Shares. All of the Shares have been duly authorized, are validly issued, fully paid and non-assessable, and are owned of record and beneficially by Seller, free and clear of all Encumbrances, other than Permitted Encumbrances.  The Shares constitute all of the issued and outstanding shares of the Company.

(b)           There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock of the Company or obligating Seller or the Company to issue or sell any shares of capital stock of, or any other interest in, the Company. The Company does not have outstanding or authorized any stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

(c)           No material prejudice will arise from claims by a third party alleging rights of ownership in regards to the Shares.

Section 4.04.  No Subsidiaries. The Company does not own, or have any interest in any shares or have an ownership interest in any other Person.

Section 4.05.  No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of the certificate of incorporation or by-laws of Seller or the Articles of Association of the Company; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller or the Company; or (c) except as set forth in Section 4.05 of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any Material Contract; except in the case of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not individually or in the aggregate, be material to Seller or the Company or impair the ability of Seller or the Company to consummate the transactions contemplated hereby. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller or the Company in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except and as set forth in Section 4.05 of the Disclosure Schedules or such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which, individually or in the aggregate, would not be material to Seller or the Company or impair the ability of Seller or the Company to consummate the transactions contemplated hereby.

Section 4.06.  Financial Statements.

(a)           Copies of the Company’s unaudited financial statements consisting of the balance sheet of the Company as of December 31, 2015 and the related profit and loss accounts for the year then ended (the “Financial Statements”) are included in Section 4.06 of the Disclosure Schedules. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved and present fairly in all material respects (and in any immaterial respects that, taken as a whole, would be material) the financial condition of the Company as of the date of such Financial Statements. The date of the balance sheet of the Company as of December 31, 2015 is referred to herein as the “Balance Sheet Date”.

(b)           The Financial Statements are accurate and complete in all material respects, and give a true and fair view of the Company’s assets and liabilities at the dates therein indicated and the results of the operations of the Company for the periods therein specified in all material respects.

(c)           The books of account and other financial records of the Company have been kept accurately in the ordinary course of business consistent with applicable Law in all material respects.

(d)           No off-balance sheet commitments exist and none of the Company’s assets are pledged in favor of any third party or shareholder.

Section 4.07.  Absence of Certain Changes, Events and Conditions; No Undisclosed Liabilities. Except as expressly contemplated by this Agreement or as set forth on Section 4.07 of the Disclosure Schedules, since October 1, 2015 (a) the Company has operated only in the ordinary course of business consistent with past practice in all material respects, (b) the Company has not distributed or paid, via a dividend or any other type of distribution or payment, any cash or assets of the Company to the Seller or any third party or Person on the Seller’s behalf, and (c) there has not been, with respect to the Company, any event, occurrence or development that has had a Material Adverse Effect.  As of the date hereof, the Company has no liabilities or obligations of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (1) liabilities and obligations disclosed and provided for in the Financial Statements or in the notes thereto, or (2) liabilities and obligations that have been incurred by the Company in the ordinary course of business consistent with past practice.  As of the Closing Date, there is no Intercompany Indebtedness.

Section 4.08.  Material Contracts.

(a)           Section 4.08(a) of the Disclosure Schedules lists each of the following contracts and other agreements of the Company (collectively, the “Material Contracts”):

(i)           each agreement of the Company, including customer contracts, involving aggregate consideration in excess of €100,000 or requiring performance by any party more than one year from the date hereof, which, in each case, cannot be cancelled by the Company without penalty or without more than 180 days’ notice;

(ii)           all agreements that relate to the sale of any of the Company’s assets, other than in the ordinary course of business, for consideration in excess of €100,000;

(iii)           all agreements that relate to the acquisition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise), in each case involving amounts in excess of €100,000;

(iv)           except for agreements relating to trade receivables, all agreements relating to indebtedness (including, without limitation, guarantees) of the Company, in each case having an outstanding principal amount in excess of €100,000;

(v)           all agreements between or among the Company on the one hand and Seller or any Affiliate of Seller (other than the Company) on the other hand; and

(vi)           all other agreements in effect as of the date of this Agreement to which the Company is a party and that are material to the conduct of its business, as presently conducted.

(b)           The Company is not in breach of, or default under, any Material Contract, except for such breaches or defaults that would not have a Material Adverse Effect.

(c)           Except as set forth in a written agreement, the Company has not made any commitments to trade based on prices determined or determinable according to pre-existing formulae for either the purchases that it makes or sales of its products or services.

(d)           To Seller’s Knowledge, no service provider or supplier necessary for the conduct of the Company’s business (i) has ceased or provided written notice that it will cease supplying its services or products, (ii) has provided written notice that it will substantially reduce its supply as a result of the transactions contemplated by this Agreement or (iii) has a right (or has asserted a right) to modify the terms or conditions of any Material Contract.

Section 4.09.  Title to Assets; Real Property

(a)           The Company has title (and, in the case of owned Real Property, good and marketable fee simple) to, or a valid leasehold interest in, all Real Property and tangible personal property and other assets reflected in the Financial Statements or acquired after the Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business since the Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for the following (collectively referred to as “Permitted Encumbrances”):

(i)           those items set forth in Section 4.09(a) of the Disclosure Schedules;

(ii)           liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures;

(iii)           mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business;

(iv)           easements, rights of way, zoning ordinances and other similar Encumbrances affecting Real Property;

(v)           other than with respect to owned Real Property, liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; or

(vi)           other imperfections of title or Encumbrances, if any, that have not had, and would not have, a Material Adverse Effect.

(b)           Section 4.09(b) of the Disclosure Schedules lists the street address of each parcel of owned Real Property. The Company does not lease any Real Property.

(c)           The Real Property is registered with the corresponding registers and/or notaries (as applicable) and their description corresponds to the characteristics mentioned in said registers.

(d)           The Company owns all of the buildings located on the owned Real Property free and clear of all Encumbrances, except Permitted Encumbrances.

(e)           The Company has not received written notice of any pending or threatened Governmental Order affecting the owned Real Property.

Section 4.10.  Intellectual Property.

(a)           “Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (i) trademarks and service marks, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing; (ii) copyrights, including all applications and registrations related to the foregoing; (iii) trade secrets and confidential know-how; (iv) patents and patent applications; (v) internet domain name registrations; and (vi) other intellectual property and related proprietary rights, interests and protections.

(b)           Section 4.10(b) of the Disclosure Schedules lists all patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration and internet domain name registrations owned by the Company. Except as set forth in Section 4.10(b) of the Disclosure Schedules, or as would not have a Material Adverse Effect, the Company owns or has the right to use all Intellectual Property necessary to conduct the business as currently conducted, it being understood that the “CXR Anderson Jacobson” trademark is not registered in France (the “Company Intellectual Property”).

(c)           To Seller’s Knowledge: (i) the Company Intellectual Property as currently licensed or used by the Company, and the Company’s conduct of its business as currently conducted, do not infringe, violate or misappropriate the Intellectual Property of any Person; and (ii) no Person is infringing, violating or misappropriating any Company Intellectual Property.

(d)           All filings and fees required by applicable Law and related to registrations and applications of Company Intellectual Property have been made on a timely basis.

(e)           There are no Encumbrances on the Company Intellectual Property that is owned exclusively by the Company.

(f)           The Company has not granted to any third party, any licence or right of use for the Company Intellectual Property that is owned exclusively by the Company.

(g)           To the Knowledge of Seller, the Company has the necessary rights (including any preparatory documentation and user manuals) for the use of all the Company Intellectual Property.

Section 4.11.  Legal Proceedings; Governmental Orders.

(a)           Except as set forth in Section 4.11(a) of the Disclosure Schedules, there are no material actions, suits, claims, investigations or other legal proceedings pending or, to Seller’s Knowledge, since January 1, 2013, threatened against or by the Company affecting any of its properties or assets (or by or against Seller or any Affiliate thereof and relating to the Company).

(b)           Except as set forth in Section 4.11(b) of the Disclosure Schedules, there are no material outstanding (i) Governmental Orders, (ii) governmental investigations, allegations or complaints or (iii) unsatisfied judgments, penalties or awards imposed by any Governmental Authority against or affecting the Company or any of its properties or assets or business.

Section 4.12.  Compliance With Laws; Permits.

(a)           Except as set forth in Section 4.12(a) of the Disclosure Schedules, the Company is in compliance in all material respects with all Laws applicable to it or its business, properties or assets.

(b)           All Permits required for the Company to conduct its business have been obtained by it and are valid and in full force and effect, except where the failure to obtain such Permits would not have a Material Adverse Effect.

(c)           None of the representations and warranties contained in this Section 4.12 shall be deemed to relate to environmental matters (which are governed by Section 4.13), employee benefits matters (which are governed by Section 4.14), employment matters (which are governed by Section 4.15) or Tax matters (which are governed by Section 4.16).

Section 4.13.  Environmental Matters.

(a)           Except as set forth in Section 4.13(a) of the Disclosure Schedules, the Company is in compliance in all material respects with all French and European Environmental Laws, and has not, and the Seller has not, received from any Person any (i) Environmental Notice or Environmental Claim, or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.  The Company has all authorizations and has made all registrations and statements required by Environmental Laws to carry out its business.

(b)           The Company has obtained and is in material compliance with all Environmental Permits (each of which is disclosed in Section 4.13(b) of the Disclosure Schedules) to conduct its business as currently conducted.   Since January 1, 2013, the Company has not received any written notice regarding any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Environmental Permit. Except as set forth in Section 4.13(b) of the Disclosure Schedules, to the Knowledge of Seller, no circumstance exists on the date hereof that will require any material capital expenditures to be incurred within one year of the date of this Agreement in order to ensure compliance with Environmental Laws.

(c)           Except as set forth in Section 4.13(c) of the Disclosure Schedules, to the Knowledge of Seller, there is no presence of or exposure to Hazardous Materials at the owned Real Property that would violate any applicable Environmental Law or require investigation or remediation under Environmental Laws and, in each case, would be reasonably likely to result in the Company incurring material liability under Environmental Law.

(d)           Except as set forth in Section 4.13(d) of the Disclosure Schedules, or as would not have a Material Adverse Effect, to Seller’s Knowledge, there has been no presence of or Release of Hazardous Materials in contravention of Environmental Laws with respect to the business or assets of the Company or any Real Property currently owned, operated or leased by the Company, and neither the Company nor Seller has received an Environmental Notice that any Real Property currently owned, operated or leased in connection with the business of the Company (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which would reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Laws or term of any Environmental Permit by, Seller or the Company.

(e)           No industrial accident, illness or incapacity has occurred as a result of any action or activity on the part of the Company.

(f)           The representations and warranties set forth in this Section 4.13 are the Seller’s sole and exclusive representations and warranties regarding environmental matters.

Section 4.14.  Employee Benefit Matters.

(a)           Section 4.14(a) of the Disclosure Schedules contains a list of each material benefit, retirement, employment, compensation, incentive, stock option, restricted stock, stock appreciation right, phantom equity, change in control, severance, vacation, paid time off and fringe-benefit agreement, plan, policy and program, whether or not reduced to writing, in effect and covering one or more Employees, former employees of the Company, current or former directors of the Company or the beneficiaries or dependents of any such Persons, and is maintained, sponsored, contributed to, or required to be contributed to by the Company, or under which the Company has any material liability for premiums or benefits (as listed on Section 4.14(a) of the Disclosure Schedules, each, a “Benefit Plan”).

(b)           To Seller’s Knowledge, each Benefit Plan complies in all material respects with all applicable Laws. Except as would not have a Material Adverse Effect, all benefits, contributions and premiums required by and due under the terms of each Benefit Plan, applicable Law, or GAAP have been timely paid in accordance with the terms of such Benefit Plan, the terms of all applicable Laws and GAAP.

(c)           Except as set forth in Section 4.14(c) of the Disclosure Schedules and other than as required under applicable Law, no Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death).

(d)           Except as set forth in Section 4.14(d) of the Disclosure Schedules: (i) there is no material pending or, to Seller’s Knowledge, threatened action relating to a Benefit Plan; and (ii) no Benefit Plan has within the three years prior to the date hereof been the subject of a material examination or audit by a Governmental Authority.

(e)           Except as set forth in Section 4.14(e) of the Disclosure Schedules, no Benefit Plan exists that could: (i) result in the payment to any Employee, director or consultant of any money or other property; (ii) accelerate the vesting of or provide any additional rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any Employee, director or consultant, except as a result of any partial plan termination resulting from this Agreement; or (iii) limit or restrict the ability of Buyer or its Affiliates to merge, amend or terminate any Benefit Plan, in each case, as a result of the execution of this Agreement.

(f)           All pension and retirement collective benefits of the Company are reflected in the Collective Bargaining Agreements and there are no other pension or retirement benefits of the Company.  Such pension and retirement collective benefits of the Company have been paid when due, and the Company has made provisions in its Financial Statements for any retirement indemnity provisions (“provision pour indemnité de départ à la retraite”) to be paid in the future under the Collective Bargaining Agreements as calculated by Optimind Winter, an independent actuarial expert.

(g)           As of Closing, no collective or individual dispute or claim against the Company exists in relation to any employment contracts.

(h)           The representations and warranties set forth in this Section 4.14 are the Seller’s sole and exclusive representations and warranties regarding employee benefit matters.

Section 4.15.  Employment Matters.

(a)           Except as set forth in Section 4.15(a) of the Disclosure Schedules setting forth a true and complete list of all collective bargaining agreements (such as the branch collective bargaining agreement for engineers and managers in the metallurgy industry : “Convention collective nationale des ingénieurs et cadres de la métallurgie du 13 mars 1972” – JO du 29 mai 1973 - Brochure n° 3025 and the Collective Bargaining Agreement of the Metallurgy, Mechanics and Related Industries of Eure-et-Loir dated July 27, 1978, amended November 13, 1989 and November 28, 2000) and other company labor agreements (such as accords d'entreprise) applied in and applicable to the Company (as listed on Section 4.15(a) of the Disclosure Schedules, the “Collective Bargaining Agreements”), the Company is not a party to, or bound by, any collective bargaining or other agreement with a labor organization representing any of its Employees. Except as set forth in Section 4.15(a) of the Disclosure Schedules, since the Balance Sheet Date, there has not been, nor, to Seller’s Knowledge, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting the Company.

(b)           The Company is in compliance in all material respects with all applicable Laws pertaining to employment and employment practices. Except as set forth in Section 4.15(b) of the Disclosure Schedules, or as would not have a Material Adverse Effect, there are no actions, suits, claims, investigations or other legal proceedings against the Company pending, or to the Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former Employee, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws.

(c)           Except as set forth in Section 4.15(c)(i) of the Disclosure Schedules, none of the key employees identified in Section 4.15(c)(ii) of the Disclosure Schedules have given notice or otherwise indicated in writing that he or she intends to terminate his or her employment with the Company post-Closing.

(d)           Copies of all employment contracts, employment policies and staff handbooks pertaining to the Employees have been provided in the Data Room.

(e)           The Company’s directors have not been given employment contracts of employment in conjunction with their corporate office (“mandat social”).

(f)           No non-Employee is bound (formally or informally) to the Company under an agreement that might be redefined as an employment contract.

(g)           The Company has not made any loan to any Employee that is outstanding.

(h)           The representations and warranties set forth in this Section 4.15 are the Seller’s sole and exclusive representations and warranties regarding employment matters.

Section 4.16.  Taxes.

(a)           Except as set forth in Section 4.16 of the Disclosure Schedules:

(i)           Except for breaches that are minor as to their nature and consequences, the Company has filed (taking into account any valid extensions) all Tax Returns required to be filed by the Company. To Seller’s Knowledge, such Tax Returns are true, complete and correct in all material respects. The Company is not currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business. All material Taxes due and owing by the Company have been paid or accrued;

(ii)           There are no unresolved defaults in payment of any Taxes due and owing by the Company;

(iii)           No extensions or waivers of statutes of limitations have been given or requested with respect to any material Taxes of the Company;

(iv)           The Company is in possession of all necessary documents to substantiate the information contained in the Tax Returns, notably the amounts of any Tax losses that can be carried forward or any Tax credits or claims that may be made;

(v)           There are no ongoing actions, suits, claims, investigations or other legal proceedings, or to the Knowledge of Seller, any threat thereof, by any taxing authority against the Company;

(vi)           The Company is not a party to any Tax-sharing agreement; and

(vii)           All material Taxes which the Company is obligated to withhold from amounts owing to any Employee, creditor or third party have been paid or accrued.

(b)           The Company has accrued for or otherwise discharged all Tax obligations of the Company relating to periods ending on or prior to the Closing.

(c)           The representations and warranties set forth in this Section 4.16 are the Seller’s sole and exclusive representations and warranties regarding Tax matters.

Section 4.17.  Brokers. Except for The Benchmark Company and Acadia Securities, LLC, which fees and expenses will be borne by Seller in all respects, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

Section 4.18.  Significant Customers. Section 4.18 of the Disclosure Schedules sets forth (i) a list of the top ten (10) customers of the Company for the twelve (12) month period ending December 31, 2015 and (ii) the gross sales by the Company attributable to each of such customers for such period. There are no written contracts with those customers listed beside the Material Contracts set forth in Section 4.08(a) of the Disclosure Schedules. Since the Balance Sheet Date, none of the customers listed in Section 4.18 of the Disclosure Schedules has cancelled or terminated, or to Seller’s Knowledge, made threats about its intention to cancel or terminate, its business relationship with the Company.

Section 4.19.  Bank Accounts

(a)           The Company’s bank accounts are listed in Section 4.19(a) of the Disclosure Schedules.  The Company validly owns such bank accounts in its name and can freely draw thereon at Closing.

(b)           As of Closing, the Company does not have any accounts that are overdrawn or with a debit balance.

(c)           As of Closing, the Company has not received any demand for early or accelerated repayment of the Assumed Debt.

Section 4.20.  Insurance

(a)           The Company maintains insurance policies sufficient in all material respects for compliance with all Material Contracts to which the Company is a party or applicable Laws by which the Company is bound.

(b)           The Company has complied in all material respects with the provisions of its insurance policies. All premiums payable under all such policies have been timely paid.

Section 4.21.  No Other Representations and Warranties. Except for the representations and warranties contained in this ARTICLE IV (including the related portions of the Disclosure Schedules), none of Seller, the Company or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or the Company, including any representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Buyer and its Representatives or as to the future revenue, profitability or success of the Company, or any representation or warranty arising from statute or otherwise in Law.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

Each of Carmine T. and Georgeann Oliva, as Buyer, jointly and severally represent and warrant to Seller that the statements contained in this ARTICLE V are true and correct as of the date hereof.

Section 5.01.  Authority of Buyer.  This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 5.02.  No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (a) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (b) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any agreement to which Buyer is a party, except in the cases of clauses (a) and (b), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.  No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

Section 5.03.  Investment Purpose. Buyer is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Shares are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Buyer is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 5.04.  Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

Section 5.05.  Sufficiency of Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

Section 5.06.  Legal Proceedings. There are no actions, suits, claims, investigations or other legal proceedings pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 5.07.  Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and the Company for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in ARTICLE IV of this Agreement (including the related portions of the Disclosure Schedules); and (b) none of Seller, the Company or any other Person has made any representation or warranty as to Seller, the Company or this Agreement, except as expressly set forth in this Agreement and the Disclosure Schedules.

ARTICLE VI
COVENANTS

Section 6.01.  Employees; Benefit Plans.

(a)           During the period commencing at the Closing and ending on the date which is twelve (12) months after the Closing (or if earlier, the date of the employee’s termination of employment with the Company), Buyer shall and shall cause the Company to, and the Company shall, provide each Employee who remains employed immediately after the Closing (“Company Continuing Employee”) with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by the Company immediately prior to the Closing; (ii) target bonus opportunities (excluding equity-based compensation), if any, which are no less than the target bonus opportunities (excluding equity-based compensation) provided by the Company immediately prior to the Closing; (iii) retirement and welfare benefits that are no less favorable in the aggregate than those provided by the Company immediately prior to the Closing; and (iv) severance benefits that are no less favorable than the practice, plan or policy in effect for such Company Continuing Employee immediately prior to the Closing.  This Section shall not affect, in any way, Buyer’s right to terminate any such Company Continuing Employee.

(b)           With respect to any employee benefit plan maintained by Buyer or its Subsidiaries (collectively, “Buyer Benefit Plans”) in which any Company Continuing Employees to participate effective as of the Closing, Buyer shall, or shall cause the Company to, recognize all service of the Company Continuing Employees with the Company or any of its Subsidiaries, as the case may be as if such service were with Buyer, for vesting and eligibility purposes in any Buyer Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Closing Date; provided, however, such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Benefit Plan.

(c)           This Section 6.01 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 6.01, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.01. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The Parties hereto acknowledge and agree that the terms set forth in this Section 6.01 shall not create any right in any Employee or any other Person to any continued employment with the Company, Buyer or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever. The Parties agree that any severance fees or other employment termination costs arising prior to the Closing shall be borne exclusively by the Seller.

Section 6.02.  Director and Officer Indemnification and Insurance.

(a)           Buyer acknowledges that all rights to indemnification now existing in favor of each Person who is now, or has been at any time prior to the date hereof, an officer or director of the Company, as provided in the Articles of Association or other governing documents of the Company, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof and disclosed in Schedule 6.02 hereto, shall survive the Closing Date and shall continue in full force and effect in accordance with their terms.

(b)           The Company shall, and Buyer shall cause the Company to, at Seller’s sole expense, obtain as of the Closing Date “tail” insurance policies with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of the Company, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement).  Seller shall pay for all costs and expenses incurred in complying with this Section 6.02(b).

(c)           The obligations of Buyer and the Company under this Section 6.02 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 6.02 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 6.02 applies shall be third-party beneficiaries of this Section 6.02, each of whom may enforce the provisions of this Section 6.02).

(d)           In the event Buyer, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer or the Company, as the case may be, shall assume all of the obligations set forth in this Section 6.02.

Section 6.03.  Books and Records.

(a)           In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, including, without limitation, Seller’s preparation of financial statements, Tax returns and reporting arising in the ordinary course of business, for a period of two (2) years after the Closing, Buyer shall:

(i)           retain the books and records (including personnel files) of the Company relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Company; and

(ii)           upon reasonable notice, afford the Representatives of Seller reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such books and records.

(b)           In order to facilitate the resolution of any claims made by or against or incurred by Buyer or the Company after the Closing, or for any other reasonable purpose, for a period of two (2) years following the Closing, Seller shall:

(i)           retain the books and records (including personnel files) of Seller which relate to the Company and its operations for periods prior to the Closing; and

(ii)           upon reasonable notice, afford the Representatives of Buyer or the Company reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such books and records.

(c)           Neither Buyer nor Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 6.03 where such access would violate any Law.

Section 6.04.  Public Announcements. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), and the Parties shall cooperate as to the timing and contents of any such announcement; provided, however, this Section 6.04 will only apply to announcements related to the transaction contemplated by this Agreement and not to any subsequent or other transaction or activities of the Company; and provided further that Seller covenants and agrees to include information related to Buyer’s assumption of debt in a Form 8-K of Seller filed with the Securities and Exchange Commission following Closing.

Section 6.05.  Further Assurances. For a period of six months following the Closing, which may be extended in the sole discretion of the Buyer for an additional six (6) month period, Seller shall (i) execute and deliver, or cause to be executed and delivered, to Buyer such other instruments of conveyance and transfer as Buyer may reasonably request or as may be otherwise necessary to more effectively convey and transfer to Buyer the Shares, and (ii) in the case of any Permits, agreements, contracts, leases, and other commitments which cannot be transferred or assigned effectively without the consent of third parties, which consent has not been obtained at or prior to the Closing, cooperate with Buyer at its request in endeavoring to obtain such consent promptly following the Closing.  As of the date hereof, Seller represents and warrants to Buyer that it has executed original copies of the documents described in Sections 3.02(b)(i) and 3.02(b)(ii), and such documents are being delivered via overnight mail to Buyer’s counsel at the address set forth in Section 8.02 hereof.

Section 6.06.  Transfer Taxes.   All transfer and registration Taxes incurred in connection with this Agreement shall be borne and paid by Buyer when due. Buyer shall timely file any Tax Return or other document with respect to such Taxes (and Seller shall cooperate with respect thereto as necessary).

Section 6.07.  Non-Competition. For a period of three years following the Closing Date, Seller agrees that it will not, and will cause its Subsidiaries and Affiliates not to, directly or indirectly, whether as principal, agent, partner, officer, director, stockholder, employee, consultant or otherwise, alone or in association with any other Person, own, manage, operate, control, participate in, acquire more than five percent of (or the right to acquire more than five percent of) any class of voting securities of, perform services for, or otherwise carry on, a communications equipment business in France. In the event any provision or provisions of this Section 6.07 shall be determined by any court of competent jurisdiction to be unenforceable for any reason whatsoever, then any such provision or provisions shall not be deemed void, and the Parties hereto agree that said limits may be modified by the court and that said covenant contained in this Section 6.07 shall be amended in accordance with said modification, it being specifically agreed by the Parties that it is their continuing desire that this covenant be enforced to the full extent of its terms and conditions or if a court finds the scope of the covenant unenforceable, the court should redefine the covenant so as to comply with applicable Law.

Section 6.08.  Transaction Fees.  Within five (5) days following the Closing Date, the Seller shall pay all outstanding fees that have been incurred by the Company in connection with the transactions contemplated by this Agreement, including legal and other professional advisory fees; provided, that, for the avoidance of doubt, Seller shall not be obligated under this Section 6.08 to pay any fees incurred by the Company in the operation of the Company’s business in the ordinary course of business that are unrelated to this Agreement, including but not limited to any fees incurred by the Company as part of its annual audit or in preparation of the Company’s financial statements.

Section 6.09.  Liquidity.  At all times beginning on the Closing Date and ending on the date in which all post-closing adjustments contemplated by Section 2.03(b) have been fully resolved and paid, Seller shall maintain cash on its balance sheet in an amount equal to or greater than One Hundred and Fifty Thousand EUR (€150,000) in order to satisfy such post-closing adjustments immediately upon resolution as such is contemplated by Section 2.03.

ARTICLE VII
INDEMNIFICATION

Section 7.01.  Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is twelve (12) months from the Closing Date. None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

Section 7.02.  Indemnification by Seller. Subject to the other terms and conditions of this ARTICLE VII, Seller shall indemnify Buyer against, and shall hold Buyer harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Buyer or the Company based upon, arising out of, with respect to or by reason of:

(a)           any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement; or

(b)           any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement.

Section 7.03.  Indemnification by Buyer. Subject to the other terms and conditions of this ARTICLE VII, Buyer shall indemnify Seller against, and shall hold Seller harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Seller based upon, arising out of, with respect to or by reason of:

(a)           any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement; or

(b)           any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement.

Section 7.04.  Certain Limitations. The party making a claim under this ARTICLE VII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this ARTICLE VII is referred to as the “Indemnifying Party”. The indemnification provided for in Section 7.02 and Section 7.03 shall be subject to the following limitations:

(a)           The aggregate amount of all Losses for which an Indemnifying Party shall be liable pursuant to Section 7.02 or Section 7.03, as the case may be, shall not exceed the Set-Off Amount (the “Indemnification Cap”); provided, that with respect to any Losses incurred or sustained by, or imposed upon, Buyer or the Company based upon, arising out of, with respect to or by reason of the Company’s title to and ownership of the owned Real Property (collectively, “Real Estate Losses”), the Indemnification Cap shall be increased by 50,000 EUR (the “Additional Cap”), which Additional Cap shall be used solely to satisfy any Real Estate Losses and shall terminate automatically and with immediate effect upon Buyer’s receipt from Seller of a formal deed of sale and corresponding affidavit from a French Notary Public conclusively evidencing the Company’s ownership of the owned Real Estate.

(b)           Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

(c)           Payments by an Indemnifying Party pursuant to Section 7.02 or Section 7.03 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds covering such Loss. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement.

(d)           In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages other than as owed to a third party.

Section 7.05.  Indemnification Procedures.

(a)           Third-Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure or is otherwise materially prejudiced. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 7.05(b) of this Agreement, it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 7.05(b) of this Agreement, pay, compromise, and defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b)           Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except as provided in this Section 7.05(b). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 7.05(a) of this Agreement, it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c)           Direct Claims. Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof (a “Claim Notice”). The failure to deliver a Claim Notice promptly shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure or is otherwise materially prejudiced. The Claim Notice shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 30 days after its receipt of the Claim Notice to respond in writing to such Direct Claim. During such 30-day period, the Indemnified Party shall allow the Indemnifying Party and its Representatives to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including reasonable access during normal business hours to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its Representatives may reasonably request. If an Indemnifying Party in good faith objects to any Direct Claim, then the Indemnifying Party shall deliver a written notice (a “Claim Dispute Notice”) to the Indemnified Party during the 30-day period commencing upon receipt of the Claim Notice. The Claim Dispute Notice shall set forth in reasonable detail the principal basis for the dispute of any claim made by the Indemnified Party. If the Indemnifying Party does not deliver a Claim Dispute Notice to the Indemnified Party prior to the expiration of such 30-day period, then each claim for indemnification set forth in the Claim Notice shall be deemed to have been conclusively determined in the Indemnified Party’s favor for purposes of this Article VII on the terms set forth in the Claim Notice. If an Indemnifying Party delivers a Claim Dispute Notice, then the Indemnifying Party and Indemnified Party shall attempt in good faith to resolve any such objections raised by the Indemnifying Party in such Claim Dispute Notice. If the Indemnifying Party and Indemnified Party agree to a resolution of such objection, then a memorandum setting forth the matters conclusively determined by the Indemnifying Party and Indemnified Party shall be prepared and signed by both parties. If no such resolution can be reached during the 45-day period following the Indemnified Party’s receipt of a given Claim Dispute Notice, then upon the expiration of such 45-day period, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(d)           At the option of Buyer, Buyer shall be entitled to set-off up to 150,000 EUR (the “Set-Off Amount”) of the aggregate principal amount of the Promissory Note against any payments conclusively determined to be payable by Seller to Buyer in accordance with this Article VII; provided, that in the event of any Real Estate Losses that are conclusively determined to be payable by Seller to Buyer in accordance with this Article VII, Buyer shall be entitled to set-off an additional 50,000 EUR against the aggregate principal amount of the Promissory Note.

Section 7.06.  Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 7.07.  Exclusive Remedies. Subject to Section 8.11 of this Agreement, the Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this ARTICLE VII. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this ARTICLE VII. Nothing in this Section 7.07 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 8.11 of this Agreement or to seek any remedy on account of fraud by any party hereto.

ARTICLE VIII
MISCELLANEOUS

Section 8.01.  Expenses. Except as otherwise expressly provided herein (including Sections 4.17 and 6.06 hereof), all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 8.02.  Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) one Business Day after being deposited with a nationally recognized overnight courier if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if receipt of the same is confirmed in writing (which may include an e-mail) by the recipient; or (d) on the third Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.02):

If to Seller:	EMRISE Corporation
c/o Lucosky Brookman LLP
101 Wood Avenue South, 5th Floor
Woodbridge, New Jersey
Facsimile: (732) 395-4401
E-mail: russomanno.frank@gmail.com
Attention: Frank Russomanno

with a copy to:	Olshan Frome Wolosky LLP
65 East 55th Street
New York, New York 10022
Facsimile: (212)451-2222
E-mail: rfriedman@olshanlaw.com
Attention: Robert Friedman

If to Buyer:	Carmine T. and Georgeann Oliva
901 Little River Drive
PO Box 2006
Elizabeth City, NC 27906
E-mail: gocto2@gmail.com

with a copy to:	Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, NE
Atlanta, Georgia 30326
Attn: Edward D. Hirsch, Esq.

and

Alexen Avocats
12 Cours Albert 1er
75008 Paris
Attn: Remi Turcon

Section 8.03.  Interpretation. For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 8.04.  Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 8.05.  Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 8.06.  Entire Agreement. This Agreement, together with all Exhibits, Schedules and the Disclosure Schedules, constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersede all prior and contemporaneous representations, letter of intent, warranties, understandings and agreements, both written and oral, with respect to such subject matter.

Section 8.07.  Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 8.08.  No Third-party Beneficiaries. Except as provided in Section 6.02 of this Agreement and ARTICLE VII, this Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.09.  Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 8.10.  Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)           Governing Law. This Agreement shall be governed by, and is to be interpreted and enforced in accordance with, the internal substantive and procedural Laws applicable to contracts entered into and performed entirely within the State of Delaware, without giving effect to any choice of law or conflict of laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, and shall be deemed a Delaware agreement executed under seal.

(b)           Jurisdiction; Venue. Each party irrevocably agrees that any dispute or disagreement between or among any of the Parties as to the interpretation of any provision of, or the performance of obligations under, this Agreement shall be commenced and prosecuted in its entirety solely in the Court of Chancery of the State of Delaware and any reviewing appellate court thereof. Each party irrevocably submits to the exclusive jurisdiction of, and venue in, the Court of Chancery of the State of Delaware and any reviewing appellate court thereof. If the Court of Chancery of the State of Delaware, or any reviewing appellate court thereof, finds that it does not have jurisdiction over the dispute or disagreement, then and only then can the Parties proceed in any state or federal court located within Wilmington, Delaware. EACH PARTY CONSENTS TO PERSONAL AND SUBJECT MATTER JURISDICTION AND VENUE IN SUCH DELAWARE FEDERAL OR STATE COURTS (AS THE CASE MAY BE) AND WAIVES AND RELINQUISHES ALL RIGHT TO ATTACK THE SUITABILITY OR CONVENIENCE OF SUCH VENUE OR FORUM BY REASON OF THEIR PRESENT OR FUTURE DOMICILES, OR FOR ANY OTHER REASON. THE PARTIES ACKNOWLEDGE THAT ALL DIRECTIONS ISSUED BY THE FORUM COURT, INCLUDING ALL INJUNCTIONS AND OTHER DECREES, WILL BE BINDING AND ENFORCEABLE IN ALL JURISDICTIONS AND COUNTRIES.

(c)           Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THESE WAIVERS, (iii) EACH PARTY MAKES THESE WAIVERS VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 8.11.  Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 8.12.  Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

EMRISE CORPORATION

By:	/s/ Frank Russomanno
Name:	Frank Russomanno
Title:	Executive Director

CXR ANDERSON JACOBSON S.A.S.

By:	/s/ Frank Russomanno
Name:	Frank Russomanno
Title:	President

/s/ Carmine T. Oliva
Carmine T. Oliva

/s/ Georgeann Oliva
Georgeann Oliva

[Signature Page to Stock Purchase Agreement]

EXHIBIT A

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR APPLICABLE STATE SECURITIES LAWS.  IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR EVIDENCE REASONABLY SATISFACTORY TO THE MAKER THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

€450,000	February 18, 2016

FOR VALUE RECEIVED, the undersigned, Carmine T. and Georgeann Oliva (collectively, the “Maker”), hereby promise to pay to EMRISE CORPORATION, a Delaware corporation (the “Holder”), under that certain Stock Purchase Agreement (the “Purchase Agreement”), dated as of February 18, 2016, by and among Maker, Holder and CXR Anderson Jacobson S.A.S. (the “Company”), the principal sum of FOUR HUNDRED AND FIFTY THOUSAND EUROS (€450,000), together with interest thereon at the rate hereafter specified.   Capitalized words used herein and not otherwise defined shall have the meanings assigned to such words as set forth in the Purchase Agreement.

All cash payments made under or pursuant to this promissory note (this “Note”) shall be made in U.S. Dollars in immediately available funds to the Holder at the address of the Holder set forth in Section 8.02 of the Purchase Agreement, or at such other place as the Holder may designate from time to time in writing to the Maker, or by wire transfer of funds to the Holder’s account, instructions for which are attached hereto as Exhibit A, using the exchange rate to convert EUR into Dollars quoted by the Wall Street Journal at 12:00 p.m., Eastern Standard Time, two (2) Business Days prior to the applicable Payment Date (as defined below).

ARTICLE I

Section 1.1            Payment of Principal.

(a)           Maturity; Payment Obligations Absolute.  The outstanding principal balance of this Note and all accrued and unpaid interest thereon shall be due and payable on February 24, 2017 (such date, or any earlier date on which the principal amount of this Note becomes payable in accordance with the terms hereof, by acceleration or otherwise, the “Maturity Date”), except to the extent that this Note shall have been prepaid prior thereto as provided herein.  No provision of this Note shall alter or impair the obligations of the Maker, which are absolute and unconditional, to pay the principal of and interest on this Note at the place, times and rate, and in the currency, herein prescribed.

(b)           Payment of Principal.  The principal amount of this Note shall be paid in cash (or by wire transfer) in twelve (12) equal, consecutive monthly payments, subject to adjustment as provided in Section 2.1 hereto.  Payments shall be made on the last Friday of each calendar month (each a “Payment Date”), commencing on March 25, 2016.  Holder acknowledges and agrees that payments made pursuant to this Note may be made by the Company on behalf of the Maker.

Section 1.2            Payment of Interest.

(a)           Except as otherwise provided herein, the outstanding principal amount of this Note shall bear interest at the Interest Rate (as defined below) from the date hereof until the date on which the Note is paid in full, whether at maturity, upon acceleration, by prepayment or otherwise; provided, that interest upon the outstanding principal balance of this Note shall accrue at the Default Interest Rate (as defined below), (i) from and after the Maturity Date, if any amount remains outstanding under this Note, (ii) from the date an Event of Default (as defined below) has occurred and for so long as such Event of Default shall continue and (iii) from the applicable Payment Date, if any payment required hereunder is not made by the Maker on the applicable Payment Date, and continuing for so long as such payment remains outstanding.  Interest shall be payable on each Payment Date, along with each monthly principal payment, commencing on March 25, 2016.  All computations of interest shall be made on the basis of a year of 365 days, as the case may be, and the actual number of days elapsed.

(b)           As used herein, the term “Interest Rate” means the sum of (i) Fed (U.S.) Prime Rate as set forth in the Wall Street Journal plus (ii) 1.0%.

(c)           As used herein, the term “Default Interest Rate” means the sum of (i) the Interest Rate plus (ii) 5.0%; provided, that in no event shall the Default Interest Rate exceed the maximum rate permitted by law.

Section 1.3            Business Day Convention.  Should any payment under this Note become due and payable on a day other than a Business Day, the date by which such payment shall be required to be made shall be extended to the next succeeding Business Day and, in the case of any payment of principal, interest shall be payable thereon at the rate of interest provided for herein during such extension, but such payment shall not be considered overdue during any such extension.

ARTICLE II

ADJUSTMENTS TO PRINCIPAL; PREPAYMENT

Section 2.1            Set-Off Right.

(a)           In the event Maker does not receive any payment owed to it under Section 2.03(b) of the Purchase Agreement within such time period set forth therein, Maker shall have the right to set off the aggregate amount of such payment against this Note.

(b)           If there is a claim for indemnification by the Maker under Article VII of the Purchase Agreement, that is conclusively determined to be payable by Holder to Maker in accordance with Section 7.05 of the Purchase Agreement, the Maker, at its option, may set off up to 150,000 EUR of the aggregate principal amount of this Note by the amount of the Loss conclusively determined to be payable by Holder thereunder; provided, that in the event of any Real Estate Losses that are conclusively determined to be payable by Holder to Maker in accordance with Section 7.05(d) of the Purchase Agreement, the Maker, at its option, may set off up to an additional 50,000 EUR of the aggregate principal amount of this Note.  Such set-off may be effected from time to time upon each claim for indemnification conclusively determined to be payable by Holder to Maker in accordance with Section 7.05 of the Purchase Agreement, up to a maximum amount of 150,000 EUR.

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(c)           Any amount properly set-off by Maker in accordance with this Section 2.1 shall, upon written notice of the set-off by the Maker to Holder, be deemed to be a payment made to Holder hereunder, and any such set-off shall be applied first against any interest accrued but unpaid hereunder up to the date of set-off and if there remains a set-off amount to be applied, against the principal amount.  Interest shall accrue on the remaining principal balance after giving effect to any set-off.

Section 2.2            Prepayment.  Upon five (5) Business Days prior written notice to Holder, Maker may, without penalty and at any time, prepay in cash (or by wire transfer) all or any portion of the outstanding principal amount of this Note, together with all interest that has accrued thereon as of the date of prepayment at the Interest Rate.

ARTICLE III

EVENTS OF DEFAULT; REMEDIES

Section 3.1            Events of Default.  The occurrence of any of the following events shall be an “Event of Default” under this Note:

(a)           the Maker fails to pay in full the principal amount of this Note, plus all accrued and unpaid interest on the Maturity Date; or

(b)           the Maker fails to make a payment in accordance with the terms of this Note within five (5) calendar days of any Payment Date; provided, that in the event of the first instance of a late payment, the Maker shall have the right to cure its default within two (2) Business Days of receipt of written notice from the Holder of the Maker’s default; or

(c)           the Maker (i) applies for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property or assets, (ii) makes a general assignment for the benefit of its creditors, (iii) commences a voluntary case under the United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic), (iv) files a petition seeking to take advantage of any bankruptcy, insolvency, moratorium, reorganization or other similar law affecting the enforcement of creditors’ rights generally, (v) acquiesces in writing to any petition filed against it in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic), (vi) issues a notice of bankruptcy or winding down of its operations or issue a press release regarding same, or (vii) takes any action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing; or

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(d)           a proceeding or case shall be commenced in respect of the Maker, without its application or consent, in any court of competent jurisdiction, seeking (i) the liquidation, reorganization, moratorium, dissolution, winding up, or composition or readjustment of its debts, (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of it or of all or any substantial part of its assets in connection with the liquidation or dissolution of the Maker or (iii) similar relief in respect of it under any law providing for the relief of debtors, and such proceeding or case described in clause (i), (ii) or (iii) shall continue undismissed, or unstayed and in effect, for a period of thirty (30) days or any order for relief shall be entered in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic) against the Maker or action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing shall be taken with respect to the Maker and shall continue undismissed, or unstayed and in effect for a period of thirty (30) days.

Section 3.2            Remedies Upon An Event of Default.  If an Event of Default shall have occurred and shall be continuing, the Holder of this Note may at any time declare the entire unpaid principal balance of this Note, together with all interest accrued hereon, due and payable, and thereupon, the same shall be accelerated and so due and payable, without presentment, demand, protest, or notice, all of which are hereby expressly unconditionally and irrevocably waived by the Maker.  No course of delay on the part of the Holder shall operate as a waiver thereof or otherwise prejudice the right of the Holder.  No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

ARTICLE IV

MISCELLANEOUS

Section 4.1            Notices.  Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be made in accordance with Section 8.02 of the Purchase Agreement.

Section 4.2            Governing Law.  This Note shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware without giving any effect to principles of conflicts of laws.

Section 4.3            Headings.  Article and section headings in this Note are included herein for purposes of convenience of reference only and shall not constitute a part of this Note for any other purpose.

Section 4.4            Remedies.  The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity, and no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy.

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Section 4.5            Enforcement Expenses.  The Maker agrees to pay all costs and expenses of enforcement of this Note, including, without limitation, reasonable and documented attorneys’ fees and expenses.

Section 4.6            Binding Effect.  The obligations of the Maker and the Holder set forth herein shall be binding upon the successors and permitted assigns of each such party.

Section 4.7            Amendments/Assignments.  This Note may not be modified or amended in any manner except in writing executed by the Maker and the Holder.  The Maker may not assign this Note to a third party without the prior written consent of the Holder.  For the avoidance of doubt, any assignee of the Holder shall be bound by the terms of this Note, including (without limitation) those rights and obligations set forth in Section 2.1 of this Note.

Section 4.8            Consent to Jurisdiction.  Each of the Maker and the Holder hereby irrevocably submits to the exclusive jurisdiction in the Court of Chancery of the State of Delaware and any reviewing appellate court thereof over any dispute arising out of or relating to this Note or any of the transactions contemplated hereby.

Section 4.9            Failure or Indulgence Not Waiver.  No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

Section 4.10            Maker Waivers.  Except as otherwise specifically provided herein, the Maker and all others that may become liable for all or any part of the obligations evidenced by this Note, hereby waive presentment, demand, notice of nonpayment, protest and all other demands’ and notices in connection with the delivery, acceptance, performance and enforcement of this Note, AND DO HEREBY WAIVE TRIAL BY JURY.

Section 4.11            Entire Agreement; Severability.  This Note and the Purchase Agreement contain the entire agreement among the parties thereto relating to the subject matter hereof and thereof.  The invalidity or partial invalidity of any portion of this Note shall not render the remaining provisions invalid or unenforceable.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Maker has caused this Note to be duly executed and delivered as of the day and year first written above.

Carmine T. Oliva

Georgeann Oliva

EXHIBIT A

WIRE INSTRUCTIONS

Holder:

Bank:

Address:

Bank No.:

Account No.:

Account Name:

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